UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 7 February 2011

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____.

Enclosures: Listing of Sasol bee ordinary shares on the BEE segment of the exchange operated by JSE Limited ("JSE")

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
 Sasol Ordinary Share codes: JSE : SOL   NYSE : SSL
 Sasol Ordinary ISIN codes: ZAE000006896   US8038663006
 Sasol BEE Ordinary Share code: JSE : SOLBE1
 Sasol BEE Ordinary ISIN code: ZAE000151817

("Sasol" or "the Company")

LISTING OF SASOL BEE ORDINARY SHARES ON THE BEE SEGMENT OF THE
EXCHANGE OPERATED BY JSE LIMITED ("JSE")

Sasol shareholders are advised that the JSE has approved the
listing of 2 838 565 Sasol BEE ordinary shares of no par value
("Sasol BEE Ordinary Shares") on the BEE Segment of the Main
Board of the JSE ("BEE Segment") with effect from the
commencement of trading on Monday, 7 February 2011. The Sasol BEE
Ordinary Shares will be listed on the BEE Segment under the
company name "BEE –Sasol", the JSE alpha code "SOLBE1" and the
ISIN "ZAE000151817".

Sasol has been notified by the JSE that the JSE rules and
directives dealing with the requirements of the BEE Segment ("JSE
Rules and Directives") have been formally approved. The JSE Rules
and Directives which were approved do not differ in any material
respects from the draft JSE Rules and Directives which were
referred to in the Sasol circular dated 1 November 2010.

It is anticipated that the relevant Strate Limited ("Strate")
Rules and Directives will be formally approved during Monday, 7
February 2011. A further announcement will not be made by Sasol
in this regard. Accordingly, reference can be made to the Strate
website on www.strate.co.za to ascertain when this occurs.

7 February 2011
Johannesburg

Financial Adviser and Sponsor
Deutsche Securities (SA) (Proprietary) Limited

Attorneys
Edward Nathan Sonnenbergs Inc.

Transfer Secretaries
Computershare Investor Services (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 7 February 2011   By: <u>/s/ N L Joubert</u>

                                                  Name: Nereus Louis Joubert

                                                  Title: Company Secretary